

February 3, 2011

Oren Brooks
Metalink Ltd.
PO 4454
Gealya 76885
Israel

      Re: **Metalink Ltd.**
               Form 20-F for the Fiscal Year Ended December 31, 2009
               Filed June 30, 2010
               File No. 000-30394

Dear Mr. Brooks:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Jeffrey Jaramillo
                        Accounting Branch Chief